Exhibit 99.7

2009 Annual Results
North American Conference Call
Thursday 11 February 2010

     MR. TOM ALBANESE (Chief Executive Officer): Thank you operator and good morning to everyone on the conference, even though they are probably sitting in snow or maybe at home waiting for the snow to melt. You should all have a slide pack entitled North American Conference Call available from our website.
     Before beginning with slide 3, I would first like to say a few words about our four colleagues who have been detained in China. One month ago the Chinese Public Security Bureau who are investigating the four employees transferred the case to the prosecuting authorities. Today we have had confirmation that the case has been transferred to court for trial. Senior managers from Rio Tinto continue to make regular contact with the families of the detained employees and provide support to them.
     Our primary concern remains the well-being and care of our colleagues so it would be inappropriate for us to comment further as the legal process continues.
Slide 3 — Continuing improvement in safety performance
     If I turn to safety, I was pleased to note that our safety performance continued to improve throughout 2009. Maybe many of you will have the opportunity to visit one or more of our operations over the course of the year and will therefore know how important safety is as a value and a key indicator of our management performance.
     However, we did suffer four fatalities in 2009 which despite being better than 2008 is still four fatalities too many and shows that we cannot afford to be complacent when it comes to safety for the welfare of our employees and our contractors.
     Slide 4 — Substantial recovery but volatility likely to persist
     Moving on to slide 4, we illustrate key points regarding our outlook for key commodities. We have seen a substantial recovery across most of our key commodities driven by governments’ stimulus measures in the wake of the global financial crisis.
     We do believe the factors that drove the recovery in the second half of 2009 will continue for 2010. Risks remain in the short to medium term especially in the second half of the year and into 2011 as government stimulus packages are reduced or potential progressive tightening of monetary and lending policies will be continue. However, the long term outlook remains attractive.
     We do believe the continued industrialisation and urbanisation of China will lead to a doubling in demand for our key products for the next 15 years. India is also becoming increasing important and we have put a little bit of time and talked about India in our economic outlook. Analysts projected that India’s GDP per capita should reach current Chinese levels in about 15 years.
     India’s steel, copper and aluminium consumption per person in 2009 was only one-tenth of the equivalent Chinese levels. So even if you assume India continues to follow a lower metal intensive growth path than China it will gradually become an increasing important source of demand growth toward the end of both this new decade and to the next one. We continue to believe Rio Tinto is well positioned to take full advantage of these opportunities.
     Slide 5 — Momentum returns in the second half
     Moving over to slide number 5, Rio Tinto’s response to the downturn was immediate and decisive. We set ourselves challenging but essentially targets and delivered against them in 2009. We generated strong volume gains notably in iron ore, copper and gold. We also reduced controllable operating costs at $2.6 billion, higher than our target and one year early.
     Earlier in 2009 we embarked upon the transformation of our aluminium group which put it back into profit in the second half of the year with EBITDA improving by over $1 billion half on half. Delivery against these targets together with the resurgence in prices for most of our key commodities have led to the strong financial results that we have announced today.
     Rio Tinto generated $14 billion in EBITDA in 2009, the second highest in the Group’s history, with underlying earnings of $6.3 billion, strong cash flows, ongoing progress of the divestment programme and a Rights Issue allowed us to lower net debt at $20 billion to $18.9 billion. We believe these achievements represent a very strong performance.
     So now, if I may, I will take you through each of the product groups.

Slide 6 — Iron ore volume growth drove strong earnings
     First of all, let’s start with iron ore on slide number 6. The Chinese stimulus measures began to take effect in the second quarter of the year resulting in a significant up-tick in the demand for iron ore. These conditions are expected to remain firm in 2010.
     Production has exceeded nameplate capacity in the Pilbara since the second quarter and we have now set full year production and sales records despite severe weather and poor market conditions at the start of the year. The operations centre in Perth continued to enhance performance as they near the final stages of construction and ramp up. We remain active across a range of sales mechanisms for our Asian customers and in late 2009 we made the first delivery of iron ore to India.
     Our iron ore business in the Pilbara is currently expanding beyond its 220 million tonne per year capacity which will be achieved by first injecting a new incremental capacity of 10 million tonnes per year and then looking at further stage developments to take us to 330 million tonnes per year by the end of 2015.
     Cape Lambert has the potential for greater capacity than this and we envision further growth beyond 330 million tonnes and have a number of options available to us. Throughout Western Australia, our global growth options in India and at Simandou in Guinea remain intact.
     Significant progress toward the formation of the Western Australian production joint venture was made during the second half of 2009. We will co-operate fully with all relevant competition bodies as we work toward the formation of the production joint venture. With synergies of at least $10 billion in NPV it is difficult to image a more attractive transaction in the mining industry today.
     Slide 7 — Aluminium earnings recovered in the second half
     Let’s move on to slide number 7 and aluminium. In 2009 we saw a significant turnaround, in particular during the second half of the year. The cost improvement initiatives launched by Jacynthe and her team have helped improve EBITDA by over $1 billion and underlying earnings by $800 million half on half.
     The synergy run-rate toward the end of 2009 was $1.1 billion and we expect to deliver $1.2 billion in 2010 against an original target of $1.1 billion. One-off integration costs are well below what we originally expected, by some $500 million. By permanent and temporary closures the annual run-rate of our smelters was 9 per cent lower than a year ago.
     Year on year the aluminium group achieved operating cash cost savings of about $1 billion, a higher proportion of our total cash cost savings of $2.6 billion, and may I say that Jacynthe Cote and her team did an excellent job in delivering these types of savings during the course of the year. I know many of you have visited the Saguenay over the course in some of our investor meetings and I have been very pleased with some of the work that has resulted in a very strong performance.

     Of course at Rio Tinto Alcan we have also had to keep a close eye on our cash flows, reducing working capital requirements and sustaining capex while maintaining equipment reliability and without compromising safety.
     Of course we did see some recovery in the aluminium market in the second half. There still remains a significant supply overhang in the industry both from historically high stockpiles as well as latent production capacity. For this reason we will continue to keep a tight hold on growth capex for 2010 while ensuring that we preserve our growth options.
Slide 8 — Strong volume gains in Copper
     In 2009, moving on to copper, the copper group had another good year with earnings of $1.9 billion. The surge of Chinese imports was the main development in the copper market in 2009. However, the market does remain volatile as we have seen over the past few weeks and the focus is likely to remain on the level imports for China.
     Higher volumes added more than $550 million to the bottom line primarily from higher grades and operational improvements at Kennecott Utah Copper as well as improved grades at Grasberg. Much of this increase came from our share of mined gold production which exceeded 1.1 million ounces for the year. Our operations at Kennecott and Grasberg together with Oyu Tolgoi in Mongolia position us as a major producer of gold. At Escondida, a permanent solution was implemented at the Laguna Seca sag mill and that is now operating at full capacity.

     Back in October we increased our stake in Ivanhoe to 19.7 per cent at cost of $388 million. This followed the signing of an Investment Agreement with the Mongolian Government for the development of the Oyu Tolgoi project. The first production is expected in 2013 with a five year ramp up to full production.
Slide 9 — Energy earnings remained robust
     Moving on to slide number 9, earnings of the energy group were steady with higher volumes compensating for weaker prices. Demand for the seaborne thermal coal, particularly form China increased in the second half and China also emerged as a significant net coal importer in 2009.
     In Australia, infrastructure constraints are slowly being resolved. In total $5 billion in new infrastructure is planned for delivery over the next four years at Newcastle. However, constraints will remain in the shorter term as lower capacity is expanding at a slower rate. 2009 saw the historic signing of port access agreements that provide for 10 year contracts to underpin future expansion.
     US coal earnings reflected higher prices in contracts and the impacts of divestments.
     At our uranium businesses ERA production was strong and it continued to benefit from higher realised prices as agency contracts expire and we are seeing lower market prices resulted in lower revenues. I would like to add while on uranium that in my view uranium is an increasingly important part of our energy portfolio as we move progressively toward a carbon-constrained world.
Slide 10 — Some recovery in Q4 for Diamonds & Minerals
     Moving on to slide number 10 and turning to diamonds and minerals, due to the reliance on OECD markets and particular the US market we experienced the toughest conditions for years. These businesses are primarily driven by the US market which only began to emerge from recession in late 2009.
     A pick up in the US should result in a better market environment for diamonds and minerals in 2010. Of course, like in other businesses, we took action during the year. Our diamonds and minerals operations respectively in different locations implemented 6-12 week shutdowns to balance production with market demand.
     Our iron and titanium businesses incurred a small loss following challenging market conditions notably for metallic co-products and zircon. Rio Tinto Minerals enjoyed more steady earnings with prices compensated for lower volumes.
Slide 11 — The balance sheet has been recapitalised
     Turning now to slide number 11, at the start of 2009 we had a net debt of $38.7 billion and gearing of 63 per cent. During 2009 we reduced net debt by more 50 per cent to $18.9 billion; gearing was also reduced to 29 per cent at the end of 2009.
     This was achieved through cash flows from operations, through the progress from our divestment programme and, of course, the support of our Shareholders who participated in a successful Rights Issue. As we have said earlier today, we continue to target a return to a Single ‘A’ Credit Rating.
     Slide 12 — Major progress on divestments
     On slide number 12 we have provided an update of our divestment programme. The divestment programme made exceptional progress in 2009. This included agreements to sell a majority of Alcan Packaging business in two separate transactions; one of them closed in early February. In total we raised gross proceeds before tax of $3.7 billion in 2009.
     Since the start of 2008 we have now achieved over $10 billion of agreed sales of which $8.8 billion have now completed. We have a number of other businesses we still intend to sell as and when the market conditions allow us to achieve an appropriate valuation. These include Alcan Beauty Packaging, our talc business and the Sweetwater uranium mill and deposits.
     We are also pursuing options for the remainder of Alcan’s Engineered Products divisions and a number of smaller assets.
     Slide 13 — Volume growth and cost improvements to earnings
     Turning now to general underlying earnings on slide 13, the effect of prices on our profitability was substantial. The impact of these external factors was compensated for in part by our excellent operational performance with iron ore, copper and gold delivering higher volumes.

     We reduced production at some of the higher cost aluminium operations, we reduced production levels in the diamonds and minerals group as I have said as well, and in Alcan Engineered Products in response to the market environment, though in energy cash cost and reduced spending in evaluation and exploration improved earnings further.
     At $6.3 billion the 2009 full year underlying earnings were $2.4 billion higher than 2008 whilst adjusted for effect of movements in traded and non-traded prices and exchange rates.
Slide 14 — Controllable cost reductions of $2.6 billion in 2009
     Our total cash costs declined by $5.6 billion between 2008 and 2009, as shown on slide 14. Setting the uncontrollable costs aside and excluding the impact on costs of changes to production levels between the two years, we reduced our pre-tax cash operating costs of $2.6 billion. This exceeds the target we set for ourselves one year early.
     These changes have been achieved through the accumulative effect of many different initiatives, including a significant reduction in our workforce numbers. We have also reduced spend on exploration and evaluation projects and targeted SG&A reductions at all our offices around the world.
     The Australian and Canadian dollars, as you know, have strengthened in recent months which will have an impact on our cost base. In addition, input price pressures are likely as the economic environment improves and it is also possible we will see some good costs return to the business as we resume some of our exploration and evaluation projects. However, we will remain focused on our targets and we will not allow waste or inefficiency to increase our cost base.
     Slide 15 — Recapitalised balance sheet allows disciplined investment in value adding growth ...
     Our first priority for allocation of capital has always been and remains to make value adding investment in our businesses in order to maximise Shareholder Value. The recapitalisation of our balance sheet allows us to resume our focus on evaluating investment and growth through selected but targeted allocations of capital expenditure.
     Our capital expenditure allocation for 2010 is approximately $5 billion. We may allocate a further $1 billion in capital expenditure to new investment allowing us to be responsive to quality opportunities as and when they arise. We are constantly scanning the market for opportunities to undertake small to medium sized “bolt-on” acquisitions and we will continue to do so.
     We will also continue to look for innovative opportunities to enter into new joint venture opportunities with various parties, including Chinese partners. We have in the past gained access to new resources, new geographies and specific special expertise through such vehicles and will look to do so again in the future.
Slide 16 — We have preserve our growth options
     Moving on to slide number 16, it shows the location of some of our high quality growth options. Despite the challenging market conditions we have encountered since the start of 2009, we have continued to invest in the long term growth of the Company and we have preserved our growth options for the future.
     Our iron ore business at the Pilbara is currently expanding beyond its 220 million tonne per year capacity by first injecting a new incremental capacity of 10 million tonnes per year and then looking at further stage developments to take us to 330 million tonnes per year.
     Energy will complete Clermont and Kestrel projects with the first coal from Clermont expected to be shipped on time and on budget in the first quarter of this year and full capacity by 2013. And we have one of the best portfolios of undeveloped copper projects in the world, highlighted by our Oyu Tolgoi investment. Construction planning is underway and the target of first production in 2013.
     Slide 17 — 2009 — delivering against our commitments
     Looking back on 2009, and moving to slide 17, we have delivered against our commitments that we set ourselves at the end of 2008. We did reduce our controllable operating costs by $2.6 billion, exceeding the target one year in advance. We have reduced our global headcount by 16,000 roles in the first half of 2009, again ahead of target.
     We recapitalisation our balance sheet through the success of the Rights Issue and divestment programme enabling us to cut our net debt by more than half. We did reach the $1.1 billion annual synergy run-rate in our aluminium businesses at the end of 2009, again ahead of target.
     Our balance sheet was strengthened allowing us to resume some spending on capital projects leading to capex of $5.4 billion in 2009. And we delivered a very commendable set of operating and performance results as momentum gathered pace in the second half following the recovery in pricing for most of our key commodities.
     The renewed strength of the balance sheet and the excellent performance of our businesses have allowed us to resume paying dividends to our Shareholders. The Boards have approved a final dividend of 45 cents per share, in total about $875 million, and we expect to pay out at least $1.75 billion in dividends in respect to 2010.
     Slide 18 — A stronger business, well positioned for growth
     So if we can move on to slide 18, and wrap up, and then take questions. We expect 2010 to be a strong year for commodity demand driven by China, our biggest market, although we do retain some caution over the volatility of the recovery as governments unwind their stimulus programmes.
     Our priorities for this year remain unchanged. They remain focused on operational delivery and in particular the continued transformation of our aluminium business; to bring some of our growth options forward through disciplined capital expenditure as the recapitalisation of the balance sheet gives us greater flexibility; to complete the Western Australian iron ore production joint venture; and to prudently manage our balance sheet and move toward a Single ‘A’ Credit Rating through the completion of our divestment programme and strong operating cash flows.
     And last, but not least, I have made a personal commitment to further develop our longstanding and broad based relationship with China, our largest trading partner and Shareholder.
     You will have seen the announcement we made last week on the appointment of Ian Bauert as Managing Director, Rio Tinto China. I am confident that Ian will use his many years of experience and expertise of working in China to develop strategic direction and help guide us in all aspects of our engagement.
     As part of our commitment to China, Rio Tinto is proud to be platinum sponsor of the Australian Pavilion at the Shanghai Expo coming up later this year.
     Our delivery of the targets we have set for ourselves in 2009, and our clear priorities for 2010, position us as a stronger business, well positioned for the next phase of growth and demand for our products.
     So with that, I would like to hand it over to the operator to take any questions!
     QUESTION: Thank you very much. Tom, in the last couple of days we have heard BHP Billiton and Vale talk about adopting a more flexible pricing structure in iron ore; we have also heard talk about net coal too. But did you believe that the spot market is becoming a more accurate indicator of the supply and demand in the market and, if so, could we see you guys adopt a more flexible structure with regard to your negotiations?
     MR. ALBANESE: Well I think, first of all, and we have said this for many years, that the benchmark system we will have to evolve or it is going to break. I think there are a lot of stresses put on the benchmark system as we all know we don’t need to go on today, and from my own perspective I would expect to see the negotiations being watched quite closely by ourselves and of course others during the course of this year.
     We have had a longstanding approach for selling into different types of market mechanisms. As we flagged in the middle of last year we were predominantly selling to long term contracts, these are our benchmark pricing or provisional pricing tied to benchmark, but certainly in 2010 we are looking at that. We are looking at the context of the markets and certainly we are looking at that in the context of spot markets.
     And one thing I would say about spot markets, and this really has been I think reaffirmed over the past 18 months, and that is as demand for iron ore progressively went down, then up, and then down and up during the course of the past 18 months we saw different chunks of marginal domestic Chinese production come in and out of the picture.
     What I think we have seen is a pretty close correlation with spot pricing and the marginal cost of Chinese domestic production. This is exactly what we said in our long term modelling, that prices will follow to marginal costing, and this is exactly what we have seen.
     So I do think that what we are seeing now, which is strong demand for steel and basically an increase in steel production on a global basis now leading to stronger demand for iron ore, which is now leading to higher spot prices for iron ore, and we are certainly taking notice as we look at 2010 and the period ahead. And just to emphasise, our demand for iron ore today has never been stronger.
     QUESTION: Do you currently have an internal estimate? I know you have an internal estimate of what China is like with the import in terms of iron ore, but could you share that with us? Thank you.
     MR. ALBANESE: Well, I think that what we saw during the course of last year, and it was probably precipitated by the global financial crisis, is that it was recognised the imported iron ore took a larger share of the total steel industry and becoming increasingly important, and I don’t think the situation is changing much as we move into 2010.
     I think there is some question about what will be in fact flows of Indian iron ore into China, but from our perspective we continue to expand our business and I would expect that there would be more tonnes going into the Chinese steel sector rather than some fewer.
     QUESTION: Are you continuing to see though the issues that China is facing, the quality issues? And would you expect the ability for China to meet the real needs, will that likely continue to decline over time as it has over the past 20 years?
     MR. ALBANESE: Well, certainly we have seen grades dropping off; also when we saw the global financial crisis a large chunk of tonnes disappeared from the domestic side, again being consistent with marginal pricing theory. I think that production from China will ebb-and-flow with the stock markets and again as stock markets go up you will see that Chinese production come down and vice-a-versa.
     That all being said, I think with these recent spot prices we may not have seen the immediate supply response of domestic Chinese production now, but we would anticipate as the ridge of seasons completing moving into the spring months that there will probably be some more Chinese domestic production coming into the market.
     QUESTION: Yes, okay. Just if I could make my way over to the kind of portfolio management activities that you guys have done, obviously you have gotten that down very, very substantially and you recapitalised the balance sheet. Just a question, we see your competitors obviously becoming very active in the fertiliser area and even though you have sold potash assets in Argentina and Canada how do you feel about the fertiliser business for the long term? Is it something that you think is well positioned?
     MR. ALBANESE: Well, I was the project champion that got us into the PRC project in 2001, so I have been following potash for most of the last decade. There are three fertiliser minerals, macro-minerals, and there are a bunch of micro-nutrients. Of those three I think that potash has a number of very strong attributes and also very closely aligned with the mining industry. It is geologically fairly scare and restrictive to certain types of deposits, and it is also something that is not easily substitutable by, say, other feedstocks.
     So if you look at, as I say, phosphate, for example, there is lots of phosphate around the world and lots of alternatives for phosphate consumers and it requires that you have got to take phosphates to a fairly capital-intensive DAP process after that. Nitrogen: there are some natural nitrate minerals but most of the nitrogen comes as a bi-product of the oil and gas industry so it not playing to our strengths.
     Phosphate, it is a mineral product, not a lot of downstream cost I think to put it on the soil. That’s the good news; the bad news is of course, as you know, that potash and potassium tend to be banked in soil so that if a farmer has a bad year they will basically continue to put on the nitrogen and the phosphates but they will basically reduce their consumption or eliminate their consumption of potash in that given year.
     So when you have a global financial crisis like we have had every farmer around the world stops applying potash at the same time. So it is subject to some fairly high swings and volatility that the industry needs to be aware of.

     Looking at the potash market and the PRC project, I think we recognised from the beginning that was predominantly a feedstock and naturally a feedstock for the Brazilian market. I think in the course of our discussions with Vale last year they saw strategic advantage and the public and Government support in Brazil for self-sufficiency of that agri-sector, so they had some strategic imperatives to get into that particular business, particularly in Argentinean potash producers.
     We saw the value, we liked that value, it was very, very helpful for us as we were needing, at that particular period — a very difficult economic position — to bring down our debt and that was the right transaction. Longer term I do think potash is the place to be. In our decade of being involved with potash we have scoured the world, we have a pretty good idea where there may be some additional bases and I have told our geologists to go out and find some potash.
     QUESTION: All right, very good. And one final question before I turn it over! On the Alcan Engineered Products, I heard you say that you are pursuing options towards the divestiture there and I am actually hearing that you are pretty advanced in the process. Can you confirm that for me?
     MR. ALBANESE: Well, we are careful not to talk about commercial discussions, speculative or otherwise, until we have something that is uncountable and I would want to keep with that.
     QUESTION: Hi Tom, I have two questions for you. First, can you give us a sense of, existing 2009 and starting this year,

what is your EBITDA breakeven cash cost in the aluminium division and if you could put that in context with I think a number you mentioned somewhere in the 60-something cents a pound at the Half Year Results Briefing?
     MR. ALBANESE: Yes. Thank you for that question. What I would like to do is I would like to give you the numbers in terms of dollars per tonne. I am thinking in that particular line. I just want to draw your attention back to — it was actually with Jacynthe at our Interim Results — she reported our EBITDA breakeven at the end of June, and the reason she reported at the end of June was that we were only beginning the process of cost reduction efforts in the first part of the year. It did take some time to start kicking in and working, and in June we thought that was reflective of the breakeven cost of the business at that particular time, what we would be trying to do as we moved through the rest of the year.
     I think we also flagged at the Interim that while we liked that number we expected to have continued momentum for continued cost reduction in the second half. We were also beginning to be watchful for the currency headwinds that were beginning to come evident or apparent to us in the third quarter.
     So if I can start off by saying if you take that $1350 per tonne at the end of June and create a “but for” case of June exchange rates continuing in the second half, in that unflexed currency world, with the Canadian dollar, the Australian dollar being June levels, that $1350 would have reduced to $1280.

     Unfortunately though we had a stronger currency in Canada and Australia so the overall number for EBITDA breakeven in the second half — and that stayed relatively stable during that period — was about $1450 per tonne. So we did lose some ground from June over our EBITDA numbers predominantly because of those moves in the Canadian and the Australian currencies.
     QUESTION: That’s very helpful. And one other question, given the potential delays, are there any potential delays that are beyond your control in terms of getting approval for this JV with BHP? Are you going to put your own sort of expansion plans on hold until the JV is finalised or like the BHP announced some of their standalone plans that could be merged into the JV later on? Can we expect some concrete iron ore global plans from Rio Tinto standalone in 2010?
     MR. ALBANESE: Yes, we have very concrete growth plans for 2010 and let me just walk through them in some detail.
     We had already said we are running in excess of the 220 million tonnes per year run-rate and we had flagged in the Results Seminar last autumn that we were looking at two smaller but incremental expansions, really de-bottlenecking the Dampier Port, to take that to 220 to 225 million tonnes by early next year and then to 230 million tonnes early 2012.
     In addition to that, we have been doing the engineering work and we have come up with a better solution for the bigger expansion at Cape Lambert. So what we are doing is the engineering work and anticipate we will step that up in the coming months with some further commitments, and that would expect to get us to 280 million tonnes by 2013, and then it would get us to 330 million tonnes by 2015.
     Again, we have further expansion opportunities at Cape Lambert and other places that we will be looking at as we look beyond that. But our intention would be to pursue those growth opportunities with or without the joint venture.
     QUESTION: Okay. So you are basically going to go ahead with the planning and whatever the execution pathway is irrespective of the timeline of the joint venture?
     MR. ALBANESE: Yes, and we said back in June of last year when we announced the joint venture we were going to be running the business to maximise the business as we went through the various regulatory approval processes.
     QUESTION: Thank you. Thank you, Tom, by the way for making your time available to the North American market; it is much appreciated.
     The EU review of the iron ore JV under Article 101, any idea of the timeline please, if you could remind us of that? I assume also that they have an opportunity to stop it if they should so rule. Do you have any chance of an appeal against their ruling? That’s my first question please.
     MR. ALBANESE: Well, as you know, the European Commission came back to us a few weeks ago and said they had decided to pursue the Article 101 route on this, which would have been previously referred to as 81, and that represents essentially a joint venture review approach. This by the way replicates exactly what was said in the beginning, this is simply a production joint venture. They are not looking at this as a full merger which would have been the approach considered a few years ago but focusing on as a joint venture.
     It is not quite as structured a timeline as a full merger review which is why we went from saying that we were targeting mid-year to targeting the second half of the year, and again we are just getting into that process now, the engagement is there, and we are giving the files of all the other countries. So that’s pretty much what we have said. We don’t want to speculate on how this will play out because we want to be respectful of the regulatory process.
     QUESTION: Okay. A follow up question has been given to me by others and not my view, that the $5.8 billion that you receive from BHP Billiton in respect for equalising the divisions between the two of you is not enough for Rio Tinto, that it’s a bad deal for you guys given that you have got the much larger production capacity now, better infrastructure of course and maybe greater optionality given especially two ports. How would you respond to that criticism please?
     MR. ALBANESE: Well, first of all, I want to say that we all should recognise that there are some very strong synergies to harvest here and I have spent quite a bit of time, and I continue to spend a lot of time, meeting with our Shareholders so they recognise the benefits of those synergies. And I think those are transformational synergies as we look at them and not just over the next few years but the period well beyond that point. It will be the future managers of that joint venture who will come up with some of the real optimised solutions as we go forward.
     I think the $5.8 billion it was based upon an assessment of long term value of the business and essentially truing up that long term value to a 50-50 basis. Long term price assumptions haven’t really changed that much, long term evaluation assumptions haven’t really changed that much, from the analysis that we would have done back in June of last year. So we want to keep going forwards and first and foremost to capture the value from the “true up” but also and most importantly grab those synergies.
     QUESTION: Okay. And finally, hearing some news between BHP Billiton and Rio Tinto your operations, your protocols, your accounting methodology in the iron ore divisions in the Pilbara are quite different, it maybe some issues there will require more work than you had initially thought, does the executive changes of — was it last week? — in part stem from that?
     MR. ALBANESE: No. I think we would have recognised all along that these are two big businesses themselves and the joint venture constitutes a much, much larger business, and like we would have done with the planning for the Alcan acquisition and the execution of the synergies, the more planning you do sooner the quicker you get those synergies.
     We recognised that we had to begin building the team under the Chief Executive on the principles that we talked about back in last June so that they can get down and do the work that is required for that effort, and I would say that’s what we have announced with the internal appointments. I think it represented a good mix of people from both sides.
     Those of you who have been following the aluminium business will know that Phillip Strachan, who has been the CFO of Rio Tinto Alcan since the acquisition, has done a superb job in the sort of the planning and the execution of integrating synergies and bringing together a whole range of different accounting systems and I think he is the right person for this role going forward.
     QUESTION: Thank you for being available once again. Two questions. First BHP disclosed that they sold 46 per cent of their iron ore on spot or quarterly or outside the benchmark system in the half year and I think 27 per cent of their metallurgical coal. If you could tell us how much of your sales are outside the system it would be helpful in assessing the health of the system via the benchmark?
     MR. ALBANESE: Well I think first of all I want to focus here on the iron ore business because we have talked about so far of what our intentions were in terms of benchmark during the second half.
     In the second half, and I think we first starting talking about this in the August Interims, we said that we would be intending to sell the bulk of second half production against long term contracts either through the benchmarks in those countries where we had negotiated benchmark settlement or, in the case of China, where we hadn’t negotiated a benchmark settlement, on a provisional pricing basis that would tie to the other countries’ benchmark settlement. We said we were going to do that and that’s what we did in the second half.
     We are very mindful of the markets as they are evolving and of course in 2010 we are going to reserve our right to look at it and find a way to optimise our markets as we saw fit. So if we look at what we did in terms of our markets, and I can’t say I know the detail what others would have done, and precisely what it was, but we’ve said we are going to deliver to long term contracts and that’s what we did.
     If you match that with our strong production and you match that with our strong emphasis on cost reduction we had a good EBITDA margin in the second half and I think on balance for the full year it was roughly a 60 per cent EBITDA margin, which is a pretty good outcome.
     QUESTION: The second question. The recent Chinese iron ore import statistics were a record 62 million tonnes for December and 46 million tonnes for January. The combined capacities of yourself and BHP in Australia and north Vale’s reduced output of their capacity is about the 45 million tonnes mark. How do you interpret the Chinese import statistics? Do you think that they are not accurate? Do you think that various companies are selling from inventory or there are unusually large amounts coming from suppliers other than the big three? They are just extraordinarily big numbers!

     MR. ALBANESE: Well, they are big numbers, but I would also say that if you look at them in the context of reported and visible stocks those reported visible stocks have actually been relatively stable in this period of time. Port stocks have been relatively stable. We have seen some increase in floating stocks but I think that’s more infrastructure-driven than anything else.
     We have had to work hard to grapple with the reconciliation of monthly numbers, which have been swinging quite a bit and the relative stability of those stocks. I think it usually takes two or three months to sort of have those numbers catch up upon themselves and I wouldn’t put too much mileage with them. We saw the drop off in January but we also saw a number bigger than most would have expected in December.
     MR. ALBANESE: Well, it sounds like that’s the end of the questions for today — I am just about losing my voice! I do appreciate all of you taking the time to attend this conference call and for any of the questions that came up. Again we are pretty well positioned moving into 2010 and I am quite excited about the opportunities for Rio Tinto. Thank you very much.
(End of conference call)